Exhibit 12
Mariner Energy, Inc.
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Six Months
	Ended		For the Years Ended
	June 30,	June 30,	December	December	December	December	December
(In thousands, except ratio)	2006	2005	31, 2005	31, 2004	31, 2003	31, 2002	31, 2001

Earnings from continuing operations before fixed charges
Income before taxes	66,383	43,428	61,775	105,300	45,688	29,993	12,393
Add: Fixed charges less capitalized interest	14,668	3,567	8,172	6,050	6,981	10,298	8,890
Earnings from continuing operations before fixed charges	81,051	46,995	69,947	111,350	52,669	40,291	21,283

Fixed Charges
Interest expense, net of capitalized interest	14,564	3,567	8,172	6,050	6,981	10,298	8,890
Add: Capitalized interest	757	181	703	434	727	1,021	2,826
Add: Amortization of discounts	104	—	—	—	—	—	—
Total Fixed Charges	15,425	3,748	8,875	6,484	7,708	11,319	11,716

Ratio of earnings to fixed charges	5.25	12.54	7.88	17.17	6.83	3.56	1.82